

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

<u>Via E-Mail</u>
Daniel Davis
Chief Executive Officer
ASN Technologies, Inc.
10291 South 1300 East, #118
Sandy, UT 84094

     Re: ASN Technologies, Inc.
             Registration Statement on Form S-1
             Filed August 15, 2014
             File No. 333- 198168

Dear Mr. Davis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, nominal assets consisting only of cash, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Alternatively, if you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

3. We note that your cover page disclosure presents information about the offering, such as proceeds, on a gross basis assuming all shares in the offering are sold. Since yours is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses. Note that any potential proceeds should be discussed on a net basis. In this regard, it appears that you should remove from the cover page the table showing offering proceeds to the company.

4. Consistent with your disclosure on page 19, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

Summary, page 4

5. Please revise your summary to prominently and unambiguously disclose that you currently have no marketable product, no customers and no revenues. Further, please expand the summary to discuss the status of the app you intend to develop, the significant milestones moving forward, and how you intend to transition from net losses to generating profits. This comment also applies to your business description beginning on page 16.

Risk Factors, page 6

General

6.   Please include a prominently placed risk factor alerting investors to the fact that you have no marketable product, no customers and no revenues. Clarify that substantial additional development work will be required and that you may never develop an app that is operational or marketable.

7.   Please tell us what consideration you gave to including a risk factor disclosing any financial or legal risks attributable to unlawful use of the platform by your users. Ensure that you explain in Description of Business what policies and procedures, if any, you have in place to monitor such activity.

"Because our sole officer and director has no prior experience …," page 8

8.   Please expand your disclosure to state that Mr. Davis has no experience developing computer applications and to discuss the concomitant risks.

Use of Proceeds, page 11

9.   Your use of proceeds table includes line items for gross and net proceeds; however, it does not appear that you have accounted for offering expenses in determining net proceeds. Please tell us whether you intend to utilize proceeds from the offering, if any, to cover offering expenses, and if so, revise your disclosure to ensure that the net proceeds amount is exclusive of such expenses.

10.   Your registration statement cover page and business section indicate that a portion of the offering proceeds will be utilized to develop your app, yet your use of proceeds table does not appear to allocate any proceeds towards product development. In this regard, we note that your Research and Development Expenditures discussion on page 17 does not address product development plans. Please advise or revise as necessary.

11.   Please tell us the basis for your apparent belief that the accounting and legal costs would vary depending on the number of shares sold.

Description of Business, page 16

12.   Please revise your business discussion to provide a more detailed description of your plan of operation for the next twelve months. For each step necessary to implement your business plan, please provide an estimated timeline for completion. Specifically discuss in material detail your plans to develop the app, such as whether the product development will be outsourced, and your timeline for releasing a market-ready product. Refer to Item 101(a)(2) of Regulation S-K.

Marketing and Competition, page 17

13.   Please expand your disclosure to provide a more complete description of the competitive landscape. For example, provide a description of the extent to which other location-based apps and services are already available. Ensure that you briefly describe any services that allow users to filter existing social networking messages by geographical region.

Revenue Model, page 17

14.   It appears that you intend initially to generate revenues solely through advertisements and to make your app available free to users. If so, please clarify this. To the extent you intend to charge users for the app services in the initial phase, please include additional disclosure explaining on what basis you would charge user fees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Planned Operations and Budget …, page 21

15.   You state that you have commenced software development. Please provide a description of the development activities performed and describe with specificity any milestones achieved to date.

16.   Expand your disclosures to explain whether the software coding was performed by Mr. Davis, by independent contractors, or otherwise. If such software development was done on a contract basis, discuss any implications related to your ownership of any such intellectual property.

Liquidity and Capital Resources, page 21

17.   Expand your disclosures to state the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the minimum amount needed to fund 12 months of operations. Please provide appropriate risk factor disclosure regarding any anticipated short falls with respect to your liquidity position.

Exhibits, page 28

18.   Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure on page 14 in this respect.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ivan Griswold, Attorney Advisor, at (202) 551-3853, or in his absence, me at (202) 551-3457, with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Anthony D. Guenther, Esq.